EXHIBIT A

CERAGON NETWORKS REPORTS RECORD THIRD QUARTER
2007 FINANCIAL RESULTS

        TEL AVIV, Israel, October 22, 2007 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity wireless backhaul solutions, today reported results for the third quarter which ended September 30, 2007.

        Revenues for the third quarter of 2007 were $44.5 million, up 46% from $30.5 million for the third quarter of 2006 and 19% from $37.3 million in the second quarter of 2007.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2007 was $3.7 million or $0.12 per basic share and $0.11 per diluted share. On a non-GAAP basis net income for the third quarter, excluding $456,000 of equity-based compensation expenses, was $4.1 million, or $0.14 per basic share and $0.13 per diluted share, compared to non-GAAP net income of $1.9 million, or $0.07 per basic and diluted share in the third quarter of 2006 (Refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the third quarter of 2007 was 35.9% of revenues. On a non-GAAP basis gross margin was 36% of revenues.

        Cash and cash equivalents, short and long-term bank deposits and marketable securities totaled $37.1 million at September 30, 2007, an increase of $4.3 million from the second quarter of 2007.

        “We are pleased to report record results again in Q3, reflecting continued strong demand for both high-capacity IP and SDH backhaul solutions,” said Ira Palti, President and CEO of Ceragon. “Profits continued to grow faster than revenues and we reported $2 million in positive cash flow from operations. We expect our revenue growth in 2007 to be approximately 47% – 50% compared to 2006.

        “With a broad family of high-capacity wireless backhaul products, we believe that we are well-positioned to capitalize on evolving market demand. Our focus remains on continuous innovation, adding channel partners, and maintaining superior execution capabilities and operational excellence,” added Palti.

        A conference call discussing Ceragon’s results for the third quarter of 2007, business conditions, and outlook, will take place today, October 22, 2007, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1074 or international (612) 234-9960 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320)-365-3844, Access code 888652. A replay of both the call and the webcast link will be accessible through November 22, 2007.

About Ceragon Networks Ltd.
        Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon designs its solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions address wireless service providers’ need to cost-effectively build out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in 85 countries.

        Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Networks Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Third Quarter 2007 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006

Revenues	$115,743	$75,470	$44,470	$30,508
Cost of revenues	73,952	49,314	28,490	20,936

Gross profit	41,791	26,156	15,980	9,572

Operating expenses:
Research and development	11,084	9,850	4,134	3,288
Less: grants and participations	-	1,543	-	486

Research and development, net	11,084	8,307	4,134	2,802
Selling and marketing	18,124	12,312	6,659	4,252
General and administrative	3,751	3,736	1,617	1,265

Expense in respect of settlement
reserve	450	-	-	-

Total operating expenses	33,409	24,355	12,410	8,319

Operating profit	8,382	1,801	3,570	1,253
Financial income, net	326	868	104	293

Net income	$8,708	$2,669	$3,674	$1,546

Basic net earnings per share	$0.31	$0.10	$0.12	$0.06

Diluted net earnings per share	$0.28	$0.09	$0.11	$0.06

Weighted average number of shares used in computing basic net earnings per share	28,526,786	26,602,155	29,470,281	26,721,996

Weighted average number of shares used
in computing diluted net earnings
per share	30,806,976	28,177,826	32,536,254	28,080,684

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Ceragon Reports Third Quarter 2007 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2007	December 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,531	$10,170
Short-term bank deposits	4,435	5,364
Marketable securities	7,128	6,578
Trade receivables, net	34,232	27,433
Other accounts receivable and prepaid expenses	7,231	6,925
Inventories	39,069	27,311

Total current assets	116,626	83,781

LONG-TERM INVESTMENTS:
Long-term bank deposits	1,012	2,873
Long-term marketable securities	-	4,500
Severance pay funds	2,983	2,537

Total long-term investments	3,995	9,910

PROPERTY AND EQUIPMENT, NET	3,907	2,660

Total assets	$124,528	$96,351

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$29,652	$22,147
Deferred revenues	7,189	3,739
Other accounts payable and accrued expenses	12,186	10,627

Total current liabilities	$49,027	$36,513

LONG-TERM LIABILITIES
Accrued severance pay	4,811	4,352
Other payables	4,262	7,925

Total long-term liabilities	$9,073	$12,277

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	73	68
Additional paid-in capital	191,249	181,128
Other comprehensive income	97	64
Accumulated deficit	(124,991)	(133,699)

Total shareholders' equity	66,428	47,561

Total liabilities and shareholders' equity	$124,528	$96,351

Ceragon Reports Third Quarter 2007 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three month ended September 30,		Nine month ended September 30,
	2007	2006	2007	2006

Cash flow from operating activities:
Net income	3,674	1,546	8,708	2,669
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	325	298	960	836
Stock-based compensation expense	456	335	1,278	1,342
Increase in trade and other receivables, net	(8,098)	(7,410)	(7,072)	(13,798)
Increase in inventory	(3,088)	(1,403)	(11,758)	(5,177)
Increase in trade payables and accrued liabilities	6,595	4,082	5,401	7,971
Increase in deferred revenues	2,003	933	3,450	1,489
Other adjustments	150	103	116	360

Net cash provided by (used in) operating activities	2,017	(1,516)	1,083	(4,308)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,210)	(293)	(2,183)	(803)
Short-term bank deposits, net	(44)	(303)	968	200
Proceeds from maturities of long-term bank deposits	-	1,020	2,807	2,035
Investment in held-to-maturity marketable securities	700	-	(500)	(3,066)
Proceeds from maturities of held-to-maturity
marketable securities	(901)	1,059	3,338	4,947

Net cash provided by (used in) investing activities	(1,455)	1,483	4,430	3,313

Cash flow from financing activities:
Proceeds from exercise of options	3,530	109	8,848	656

Net cash provided by financing activities	3,530	109	8,848	656

Increase (decrease) in cash and cash equivalents	4,092	76	14,361	(339)

Cash and cash equivalents at the beginning of the
period	20,439	9,900	10,170	10,315

Cash and cash equivalents at the end of the period	24,531	9,976	24,531	9,976

Ceragon Reports Third Quarter 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2007			2006
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$44,470		$44,470	$30,508
Cost of revenues	28,490	29	28,461	20,895

Gross profit	15,980		16,009	9,613

Operating expenses:
Research and development	4,134	75	4,059	3,227
Less: grants and participations	-		-	486

Research and development, net	4,134		4,059	2,741
Selling and marketing	6,659	221	6,438	4,161
General and administrative	1,617	131	1,486	1,122

Total operating expenses	12,410		11,983	8,024

Operating profit	3,570		4,026	1,589
Financial income, net	104		104	293

	$3,674		$4,130	$1,882

Basic net earnings per share	$0.12		$0.14	$0.07

Diluted net earnings per share	$0.11		$0.13	$0.07

Weighted average number of shares used in
computing basic net earnings per share	29,470,281		29,470,281	26,721,996

Weighted average number of shares used in computing diluted net earnings per share	32,536,254		32,536,254	28,080,684

Total adjustments		456

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Third Quarter 2007 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Nine months ended September 30,
	2007				2006
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$115,743			$115,743	$75,470
Cost of revenues	73,952	91	(*)	73,861	49,181

Gross profit	41,791			41,882	26,289

Operating expenses:
Research and development	11,084	204	(*)	10,880	9,609
Less: grants and participations	-			-	1,543

Research and development, net	11,084			10,880	8,066
Selling and marketing	18,124	524	(*)	17,600	11,971
General and administrative	3,751	459	(*)	3,292	3,109

Expense in respect of settlement reserve	450	450		-	-

Total operating expenses	33,409			$31,772	$23,146

Operating profit	8,382			10,110	3,143
Financial income, net	326			326	868

Net income	$8,708			$10,436	$4,011

Basic net earnings per share	$0.31			$0.37	$0.15

Diluted net earnings per share	$0.28			$0.34	$0.14

Weighted average number of shares used in computing basic net earnings per share	28,526,786			28,526,786	26,602,155

Weighted average number of shares used in
computing diluted net earnings per share	30,806,976			30,806,976	28,177,826

Total adjustments		1,728

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Second Quarter 2007 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com